Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

(in thousands, except for ratio)	Three Months Ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Computation of earnings
Pretax income (a)	$23,686	$19,948	$106,428	$78,136	$44,033	$42,530	$72,642
Add:
Interest expense on indebtedness	5,330	7,336	25,256	19,865	20,688	31,239	19,048
Amortization of debt issue costs	423	296	1,518	3,841	1,866	1,215	82
Interest portion of rent expense (b)	1,816	2,037	7,845	8,738	9,976	9,657	8,636
Distributed income of equity investees	12,885	8,618	17,831	8,412	2,358	23,308	8,281
Earnings	$44,140	$38,235	$158,878	$118,992	$78,921	$107,949	$108,689

Computation of fixed charges
Interest expense on indebtedness	$5,330	$7,336	$25,256	$19,865	$20,688	$31,239	$19,048
Amortization of debt issue costs	423	296	1,518	3,841	1,866	1,215	82
Interest portion of rent expense (b)	1,816	2,037	7,845	8,738	9,976	9,657	8,636
Fixed charges	$7,569	$9,669	$34,619	$32,444	$32,530	$42,111	$27,766

Ratio of earnings to fixed charges	5.83	3.95	4.59	3.67	2.43	2.56	3.91

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.